Exhibit H(36)

INVESTMENT COMPANY PORTFOLIO JOINDER AGREEMENT

MassMutual Select BlackRock Global Allocation Fund, being represented by the undersigned, hereby agrees to become a party to, and to be bound by all of the provisions of, the Reimbursement and Security Agreement, dated September 14, 2017, by and between State Street Bank and Trust Company, a Massachusetts trust company with a place of business at State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111, and the undersigned registered investment company, of which MassMutual Select BlackRock Global Allocation Fund is a portfolio.

MASSMUTUAL SELECT FUNDS, ON BEHALF OF MASSMUTUAL SELECT BLACKROCK GLOBAL ALLOCATION FUND

By: /s/ Renee Hitchcock

Name: Renee Hitchcock

Title: CFO and Treasurer
of MassMutual Select Funds

Accepted as of October 19, 2017:

STATE STREET BANK AND TRUST COMPANY

By: /s/ Harold O. Nichols
Harold O. Nichols
Managing Director